UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-226699

LONGEVITY ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

5th Floor, 9 Bond Court
Leeds
LS1 2JZ
United Kingdom
Tel: +44 (0) 113 895 0130

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, no par value

Redeemable Warrants

Rights

Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Longevity Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Longevity Acquisition Corporation

Date: April 1, 2021	By:	/s/ Duncan Peyton
Name: Duncan Peyton Title: Director